

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

James Walker
Chief Executive Officer
Nano Nuclear Energy Inc.
1411 Broadway, 38th Floor
New York, NY 10018

> **Re: Nano Nuclear Energy Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 10, 2023**
> **CIK 0001923891**

Dear James Walker:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 10, 2023

Prospectus Summary
Overview, page 1

1. We note your disclosure on page 11 that you anticipate it will take several years for you to commence generating meaningful revenues. Please revise your disclosure to describe in more detail your plan of operations for the next twelve months, including the anticipated timeline and expenditures for these events. Also describe in more detail your plans for providing nuclear service support and consultation services. In that regard, we note your disclosure that it represents your most near-term revenue generating opportunity and your disclosure elsewhere that you have already identified several nuclear business services and consultancy providers, which have been assessed as potentially suitable for acquisition.

2. We note various references to your collaborations, partnerships and coordinations, including your collaboration with INL, academic partnerships, and coordinations

with DOE and INL. Please describe such arrangements in greater detail and, to the extent there are any agreements governing such arrangements, please file them as exhibits to your registration statement.

Our Vision, Market Opportunity and Key Government Support, page 2

3.   We note your disclosure that you believe you are differentiated from your competitors in many ways, including, among other things, secured government contracts. Please revise to disclose material terms of these contracts in the prospectus and file them as exhibits to your registration statement, or explain why you believe that filing such contracts is not required. Refer to Item 601(b) of Regulation S-K.

Risk Factors, page 11

4.   We note that pursuant to a subscription agreement signed in the nine months ended June 30, 2023, a subscriber purchased 2,000,000 shares of common stock and has a put right. Please revise to include a risk factor to address any risks associated with the exercise of this put right.

Cautionary Note Regarding Forward-Looking Statements, page 31

5.   Please note that Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 do not apply to initial public offerings. Accordingly, please revise to remove these references.

Use of Proceeds, page 32

6.   We note your disclosure regarding your use of proceeds for the research and development of products and technology, including design optimization, test work and scoping studies. If known, please revise to disclose the approximate amount of proceeds intended to be used for each purpose you identify. If the anticipated proceeds will not be sufficient to accomplish all the proposed purposes, please disclose the amounts and sources of other funds needed.

Management's Discussion and Analysis
Factors and Trends Affecting Our Business and Results of Operations, page 36

7.   We note your disclosures on pages 15, 37, and 53 referencing opportunities that would provide "immediate revenue" for the company, including "several nuclear business services and consultancy providers" you have assessed as "potentially suitable for acquisition," and "expansion potential" to provide "in-house expertise, at greatly reduced costs;" also on page 2 of having "secured government contracts and [a] world class team."

Please revise these disclosures as necessary to clarify the extent and status of any negotiations and plans for specific acquisitions, or to clarify if there are none. If you have any tentative agreements for acquisitions of specific businesses, identify the company or business and counterparties, describe the nature and scope of its operations, the expected amount and form of purchase consideration, and any uncertainties governing the likelihood of completion and the expected timeframe.

Business, page 42

8. Please revise this section to provide a clear description of the current status of any products, facilities and services that you offer or plan to offer. For example, please clarify the current design and/or development stage of your micro nuclear reactor business and whether a working prototype has been created, the status of your submissions to the DOE and/or NRC regarding your HALEU Fuel Fabrication Business, whether you have commenced scoping and cost estimation work for your fuel fabrication facility, and whether you have any agreements relating to the site identified for your fuel fabrication facility and the several nuclear business services and consultancy providers that you have identified and assessed as potentially suitable for acquisition.

The U.S. Nuclear Energy Market, page 43

9. With respect to each statement attributed to industry publications and reports, please revise to disclose the title and year of publication of such reports.

Prospectus Summary
Our Vision, Market Opportunity and Key Government Support, page 44

10. We note your disclosure that receiving no external support will not inhibit you from advancing your research, business or technology, and your investor base includes capital raised from industry professions that found your company to have enormous potential. Please revise to ensure your disclosure here and under Prospectus Summary is balanced and gives equal prominence to the risks and challenges you face. For example, you should address that your limited operating history and early stage of business makes an evaluation of your business and prospects very difficult, you have a new and unproven technology model and will need to raise substantial amounts of additional capital to implement your business plans. We also note you disclose that you have secured important high placed government contacts. Please explain how this benefits your plan of operations and provide balancing disclosure, as applicable.

Management
Executive Officers, page 63

11. Please revise to clarify Mr. Walker's business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K. In addition, we note that your officers appear to have management, advisory or directorship positions with other companies and may allocate their time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the

business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers' outside business relationships.

Our Executive Advisory Board, page 65

12.   If material, please include disclosure that describes the role or function of the Executive Advisory Board, and indicates whether there are any rules or procedures governing this board. Please also disclose whether and how members of the advisory board are compensated.

Executive and Director Compensation, page 71

13.   Please provide director compensation information in the tabular format required by Item 402(r) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 77

14.   Please revise to provide all the information required by Item 404(d) of Regulation S-K and ensure you describe each related party transaction individually rather than on an aggregate basis.

Financial Statements, page F-1

15.   Please update your filing to include audited financial statements covering the fiscal year ended September 30, 2023 in any amendment filed on or after November 15, 2023, and prior to the effective date, consistent with Rule 8-08(b) of Regulation S-X.

Exhibits

16.   Please discuss the material terms of and file as exhibits to your registration statement any material agreements, including your exclusive license for high capacity HALEU fuel transportation basket design and your Strategic Partnership Project Agreement No. 23SP817, or tell us why you believe you are not required to do so. In addition, we note you have entered into a consulting agreement with each of your executive officers and directors, other than Mr. Yu, and a consulting agreement with I Financial Ventures Group LLC where Mr. Yu is the sole member and manager. Please file all executed consulting agreements as exhibits to the registration statement, or explain why you believe they are not required. Refer to Item 601(b) of Regulation S-K.

General

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated

with the review of this filing to discuss how to submit the materials, if any, to us for our review.

18. We note your risk factor disclosure that your executive officers, directors, and principal stockholders will continue to have substantial control over your company after this offering and will be able to exercise a significant level of control over all matters requiring stockholder approval. Please advise whether you will be a controlled company under NYSE rules. If so, please include appropriate disclosure of this status on the prospectus cover page and Prospectus Summary. Please also disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.